Exhibit 99.1

WPCS and DropCar Announce

Definitive Merger Agreement

Merger to provide public currency and financial flexibility

for DropCar’s growing automotive logistics offerings

SUISUN, Calif. - (September 6, 2017) - WPCS International Incorporated (NASDAQ: WPCS), a low-voltage solutions provider and DropCar, Inc. (“DropCar”), a privately-held provider of app-based automotive logistics and concierge services for both consumers and the automotive industry, jointly announced that today the parties have entered into a definitive merger agreement whereby WPCS will acquire DropCar in an all-stock transaction.

According to Sebastian Giordano, CEO of WPCS, “Our goal has been to provide an opportunity to enhance stockholder value, and we believe that DropCar is well-positioned to capitalize on the burgeoning auto-tech and next-generation mobility and logistics services industry.”

Key aspects include:

•	DropCar is a leading provider of a cloud and app based logistics and vehicle support platform that reduces the costs, hassles, and inefficiencies of owning or servicing a car or fleet in urban areas;

•	DropCar’s multi-channel business model is positioned for expansion into new markets and continued partnerships with large OEMs, automotive branded dealerships, shared mobility providers, fleet owners and real estate developers;

•	Current stockholders of WPCS are expected to own approximately 15% of the outstanding common stock of WPCS (after giving effect to the dilutive effect of outstanding WPCS stock options) and the stockholders of, and certain advisors to, DropCar are expected to own approximately 85% of the outstanding common stock of WPCS (after giving effect to the exercise of all outstanding DropCar warrants).

A highly qualified management team with substantial and demonstrated experience in technological innovation and automotive-related logistics will lead the combined company. DropCar’s Co-Founder and CEO, Spencer Richardson will assume the role of CEO of the merged entity, while Mr. Giordano will remain as a member of the Board of Directors. In addition to Messrs. Richardson and Giordano, the Board will be comprised of a total of seven directors, including, DropCar’s Co-Founder, David Newman, three DropCar designees, and Joshua Silverman who currently serves on WPCS’s Board.

Mr. Richardson is a proven and successful technology innovator who previously built FanBridge into a premier Fan Audience CRM platform with over 600 million fan relationships. Mr. Newman will continue to lead DropCar’s business-development, leveraging his 20 years of experience in the legal, real estate and parking garage sectors.

Mr. Richardson stated that, “Today, our platform takes away the hassle of owning a car in the city for consumers while simultaneously helping OEMs, dealers, and shared mobility providers reduce costs and deepen connections with customers. We believe this merger will enable us to further scale this platform and position us well to become the de-facto standard in a future where auto purchases give way to auto subscriptions.”

Immediately following the completion of the merger, the current stockholders of WPCS are expected to own approximately 15% of the outstanding common stock of WPCS (after giving effect to the dilutive effect of outstanding WPCS stock options) and the stockholders of DropCar, as well as certain advisors to DropCar, are expected to own the remaining approximately 85% of the outstanding common stock of WPCS (after giving effect to the exercise of all outstanding DropCar warrants). The actual allocation of equity will be subject to adjustment based on various factors, including WPCS’ “net cash” balance at closing.

The transaction, which has been approved by the board of directors of both companies, is expected to occur in the fourth quarter of 2017, subject to various conditions, including: approval by the stockholders of both WPCS and DropCar; a requirement by DropCar to raise at least $4 million prior to the consummation of the merger; and approval by NASDAQ for the listing of WPCS common stock immediately upon consummation of the merger.

Upon closing of the transaction, the merged company will operate under the DropCar name, and the Company’s common stock will trade on the NASDAQ Capital Market under a ticker symbol to be announced at a later date.

Palladium Capital Advisors, LLC acted as the advisor to DropCar on this transaction and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. acted as legal counsel to DropCar.  Morse, Zelnick, Rose & Lander, LLP acted as legal counsel to WPCS.

Investor Teleconference

WPCS and DropCar will host a joint teleconference this afternoon, September 6, 2017, at 4:15 pm EDT to discuss today’s announcement.

To access the live conference call, participants may dial 888-428-9506, Participant Passcode: 9276054.

A recorded replay of the teleconference will be available on the WPCS website. The replay may be accessed through the “newsroom” section of WPCS website, http://www.wpcs.com/newsroom.php.

About WPCS International Incorporated

WPCS is a full-service, low-voltage solutions provider, installing and servicing integrated structured cabling, audio-visual, and security systems for public services, healthcare, energy, and corporate enterprise markets in the United States. The Company delivers end-to-end solutions, superior project management, and best-in-class products and technology. For more information about WPCS, please visit www.wpcs.com.

About DropCar

Founded and launched in New York City in 2015, DropCar offers a cloud-based platform and mobile app that help consumers and automotive-related companies reduce the cost, hassles and inefficiencies of owning a car, or fleet of cars, in urban centers. Its technology platform blends the efficiency and scale of cloud computing, machine learning and connected cars with the high-touch of highly trained valets to move cars to/from fully staffed, secure garages to/from the people (or businesses) who own them. Consumers use DropCar’s mobile app to ease the cost and stress of owning a car in the city. Dealerships, leasing companies, OEMs and shared mobility companies use DropCar’s enterprise platform to reduce costs, streamline logistics and deepen relationships with customers. More information is available at www.dropcar.com.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, WPCS and DropCar intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a proxy statement / prospectus /information statement. Investors and securityholders of WPCS and DropCar are urged to read these materials when they become available because they will contain important information about WPCS, DropCar and the proposed merger. The proxy statement / prospectus / information statement and other relevant materials (when they become available), and any other documents filed by WPCS with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov.

In addition, investors and securityholders may obtain free copies of the documents filed with the SEC by WPCS by directing a written request to:  WPCS International Incorporated, 521 Railroad Way, Suisun City, CA 94585, Attention: Chief Financial Officer.

Investors and securityholders are urged to read the proxy statement / prospectus / information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

WPCS and its directors and executive officers and DropCar and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of WPCS in the proposed transaction.  Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the proxy statement / prospectus / information statement referred to above. Additional information regarding the directors and executive officers of WPCS is also included in WPCS’s Annual Report on Form 10-K for the year ended April 30, 2017, which was filed with the SEC on July 21, 2017. These documents are available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at WPCS at the address described above.

Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release regarding strategy, future operations, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to the structure, timing and completion of the proposed merger or financing; WPCS’s continued listing on the NASDAQ Capital Market until closing of the proposed merger; the combined company’s listing on the NASDAQ Capital Market after closing of the proposed merger; expectations regarding the capitalization, resources and ownership structure of the combined company; the adequacy of the combined company’s capital to support its future operations and expand its product and service offerings; the nature, strategy and focus of the combined company; and the executive and board structure of the combined company. WPCS and/or DropCar may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with stockholder approval of and the ability to consummate the proposed merger through the process being conducted by WPCS and DropCar, and to consummate the merger and the other transactions contemplated by the Merger Agreement, the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the availability of sufficient resources of the combined company to meet its business objectives and operational requirements and the impact of competitive products and services and technological changes. WPCS and DropCar each disclaims any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

Investor Contacts:

WPCS International Incorporated

Investor Relations Department
917.909.6330
IR@wpcs.com

DropCar:

Daniel Gelbtuch

VP of Corporate Finance and Investor Relations

917.509.9582

daniel@dropcar.com